UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0080
Washington, D.C. 20549	Expires:	February 28, 2009
FORM 25/A	Estimated average burden
hours per response . . . 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 934
Commission File Number	001-32722

Investment Technology Group, Inc. NYSE Arca, Inc.
(Exact name of issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

380 Madison Avenue, New York, N.Y. 10017 (212) 588-4000
(Address, including zip code, and telephone number, including are code, of Issuer’s principal executive offices)

Common Stock, $0.01 par value
(Description of class securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and regulations.

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐     Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒    Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Investment Technology Group, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 9, 2007	By	/s/ Angelo Bulone	Controller & Director
Date(2)	Name		Title

(1)    Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

(2)    Form 25/A filed because Form 25 filed on February 7, 2007 was filed with the incorrect year.

SEC 1654 (03-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.